UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

☐	ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

OR

☒	SPECIAL FINANCIAL REPORT FOR THE FISCAL YEAR ENDED December 31, 2019

Nico Echo Park, Benefit Corp.

(Exact name of registrant as specified in its charter)

Maryland	83-4586310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1115 W. Sunset Blvd, Suite 801, Los Angeles, CA	90012
(Address of principal executive offices)	(Zip Code)

(855) 300-6426

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Class L Common Stock

Class NL Common Stock

Item 7.	Financial Statements

Nico Echo Park, Benefit Corp.

Audited Financial Statements

December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Nico Echo Park, Benefit Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Nico Echo Park, Benefit Corp (the “Company") as of December 31, 2019, and the related statements of operations, stockholders’ deficit, and cash flows for the period of April 19, 2019 (inception) to December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period of April 19, 2019 (inception) to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Company’s auditor since 2019.

EISNERAMPER LLP
San Francisco, California
July 24, 2020

NICO ECHO PARK, BENEFIT CORP.

Balance Sheet

December 31, 2019

Assets:
Cash	$1,000
Deferred offering costs	670,835
Total Assets	$671,835

Liabilities and Stockholders’ Deficit
Liabilities:
Due to a related party	$867,649
Total liabilities	867,649

Stockholders’ Deficit:
Common stock, $0.01 par value, 100,000,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	999
Accumulated deficit	(196,814)
Total stockholders’ deficit	(195,814)
Total Liabilities and Stockholders’ Deficit	$671,835

The accompanying notes are an integral part of these financial statements.

NICO ECHO PARK, BENEFIT CORP.

Statement of Operations

For the Period from April 19, 2019 (inception) through December 31, 2019

Revenues	$-

Expenses
Marketing, general and administrative	196,814
196,814

Net loss	$(196,814)

The accompanying notes are an integral part of these financial statements.

NICO ECHO PARK, BENEFIT CORP.

Statement of Stockholders’ Deficit

For the Period from April 19, 2019 (inception) through December 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Issuance of common stock	$1	$999	$-	$1,000
Net loss	-	-	(196,814)	(196,814)
Balance at December 31, 2019	$1	$999	$(196,814)	$(195,814)

The accompanying notes are an integral part of these financial statements.

NICO ECHO PARK, BENEFIT CORP.

Statement of Cash Flows

For the Period from April 19, 2019 (inception) through December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(196,814)
Changes in operating assets and liabilities:
Increase in due to a related party	196,814
Net cash provided by operating activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	1,000
Net cash provided by financing activities	1,000

Net increase in cash	1,000
Cash at beginning of period	-
Cash at end of period	$1,000

Supplemental Non-Cash Disclosure Information:
Offering costs owed to the Manager	$670,835

The accompanying notes are an integral part of these financial statements.

NICO ECHO PARK, BENEFIT CORP.

Notes to Financial Statements

For the Period from April 19, 2019 (inception) through December 31, 2019

1.       ORGANIZATION

Nico Echo Park, Benefit Corp. (the “Company”) is a Maryland benefit corporation formed on April 19, 2019 primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (“Target Properties”) in the neighborhoods of Echo Park, Silver Lake and proximate communities in Los Angeles, California (the “Neighborhood”). As of December 31, 2019, the Company had not begun its operations.

The Company is externally managed by Nico Asset Management, LLC (the “Manager”), a Delaware limited liability company and a wholly owned subsidiary of The Neighborhood Investment Company (Nico), Inc. (the “Sponsor”), a Delaware corporation.

The Company filed an offering statement pursuant to Regulation A with the Securities and Exchange Commission (“SEC”) to offer up to $50 million in shares of common stock, and intends to use substantially all of the proceeds to invest in the Target Properties in the Neighborhood, including certain properties owned by Neighborhood Property Partners I, LLC, a Delaware limited liability company that is affiliated with the Manager and Sponsor.

It is expected that substantially all of the Company’s assets will be held by Nico Echo Park Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), either directly or through its subsidiaries and that the Company will be the sole managing general partner of the Operating Partnership.

These financial statements were prepared on a going concern basis, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business for at least 12 months following the issuance date of these financial statements. The Company’s cash requirements relate primarily to working capital needed to reimburse its Manager for general and administrative expenses and offering costs (see Note 4). As discussed in Note 5, on May 6, 2020, the Company completed the acquisition of the three pre-identified Target Properties. The Company anticipates that the proceeds from the offering to date, as well as the cash flows generated from the assets held by the Operating Partnership, will be sufficient for it to meet its obligations as they become due.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

NICO ECHO PARK, BENEFIT CORP.

Notes to Financial Statements

For the Period from April 19, 2019 (inception) through December 31, 2019

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Offering Costs

In connection with the Offering, the Manager has paid and will continue to pay offering expenses on the Company’s behalf such as third party legal, accounting, marketing and other similar expenses. The Company will reimburse the Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset Owner (defined below) in connection with the contribution of the Seed Assets (defined below) to the Company. Thereafter, reimbursement payments will be made in monthly installments at the rate of no more than 0.5% of the aggregate gross offering proceeds raised through that month. Such costs will be deducted from the proceeds of the Offering when it is consummated or expensed if the transaction is not consummated. Such costs totaled $670,835 as of December 31, 2019.

Income Taxes

The Company was treated as an S corporation through March 26, 2020. Subsequent to this date, the Company intends to elect to and be treated and to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the Company’s taxable year ending December 31, 2020. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income that is being distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

3.       STOCKHOLDERS’ EQUITY

The Company’s amended charter (see Note 5) authorizes the issuance of up to 100,000,000 shares of common stock, $0.01 par value per share. The Company may increase the number of shares of common stock without stockholder consent. As of December 31, 2019, the Company has issued 100 shares of common stock to certain members of the Sponsor through a private placement.

The common stockholders have voting rights only with respect to certain matters, primarily relating to election of directors, amendments to the Company’s charter that would adversely change the rights of the common stock and removal of the Manager for “Cause” (as defined in the Company’s charter). The Company’s stockholders do not elect or vote on the Manager and have only limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding its business.

Distributions

The common stockholders will be entitled to receive such dividends as declared from time to time by the Company’s board of directors out of legally available funds and REIT distribution requirements, subject to any preferential rights of any preferred stock that the Company issues in the future. In the event of a liquidity event (as defined in the charter), each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after the Company settles its liabilities and any preferential dividends owed to preferred stockholders. The common stockholders will not have preemptive rights, which means that holders of the Company’s common shares will not have an automatic option to purchase any new shares that the Company issues, nor will holders of the Company’s shares of common stock have any preference, conversion, exchange, sinking fund, redemption, or appraisal rights.

NICO ECHO PARK, BENEFIT CORP.

Notes to Financial Statements

For the Period from April 19, 2019 (inception) through December 31, 2019

4.       RELATED PARTY TRANSACTIONS

The Manager or its affiliates provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the Company’s sale of shares of common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. Because of these relationships, the Company is dependent upon its Manager and its affiliates. In the event that these entities are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

As of December 31, 2019, the Company owed the Manager $196,814 for the payment of marketing, general and administrative expenses and $670,835 for offering costs.

5.       SUBSEQUENT EVENTS

Formation and Merger Transaction

On March 27, 2020, the offering statement was qualified pursuant to Regulation A by the SEC.

Upon qualification of the offering, the Company entered into a license agreement with the Sponsor pursuant to which the Sponsor granted the Company a nonexclusive, royalty free license to use the names “Nico”, “The Neighborhood Investment Company”, “Nico Echo Park” and “Neighborhood REIT” (each a “Licensed Mark”, collectively the “Licensed Marks”). Other than with respect to this license, the Company has no legal right to use the Licensed Marks and such license will terminate if the Manager ceases to manage us.

On April 2, 2020, the Company’s charter was amended to increase the authorized stock to 100,000,000 shares, consisting of 90,000,000 shares of common stock, $0.01 par value per share and 10,000,000 shares of preferred stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $1,000,000. The common stock is initially comprised of two classes: Class L and Class NL. Class L common stock will be held by residents of the Neighborhood and Class NL common stock held by non-local investors. These two classes of stock have the same economic rights, but different redemption rights. Shares of Class L common stock can be redeemed at the then-current NAV per share after a holding period of six months while shares of Class NL common stock cannot be redeemed for the first two years and will be redeemed at a 5% discount to the then-current NAV per share until such Class NL shares have been held for five years. The Board of Directors may reclassify any unissued shares of common stock from time to time into one or more classes or series of stock. The Board of Directors, with the approval of a majority of the entire Board of Directors and without any action by the stockholders of the Company, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company has authority to issue.

NICO ECHO PARK, BENEFIT CORP.

Notes to Financial Statements

For the Period from April 19, 2019 (inception) through December 31, 2019

On May 6, 2020, the Company completed the acquisition of the three pre-identified Target Properties located in Los Angeles, California (collectively, the “Seed Assets”), as described below, through acquisition of control over Neighborhood Property Partners I, LLC (“Seed Asset Owner”). Immediately prior to its acquisition by the Company, the Seed Asset Owner converted to a limited partnership and changed its name to Nico Echo Park Operating Partnership, LP, which is the Company’s Operating Partnership”. The members of the Seed Asset Owner became the limited partners of the Operating Partnership and were issued units of limited partnership interests (“OP Units”) and the Company became the sole general partner of the Operating Partnership.

The Seed Assets contributed, which were acquired by the Seed Asset Owner, are detailed as follows:

•	1412 Echo Park Avenue for $9.0 million plus the associated closing costs and the acquisition fee payable to Manager. This acquisition was partly financed by a $4,467,986 fixed rate loan provided by Fannie Mae at closing. 1412 Echo Park Avenue is a 32-unit rent stabilized rental apartment building that was built in 1923.

•	1650 Echo Park Avenue for $9.25 million plus the associated closing costs and the acquisition fee payable to Manager. This acquisition was partly financed by a $4,890,503 fixed rate loan provided by Fannie Mae at closing. 1650 Echo Park Avenue is a 29-unit rent stabilized rental apartment building that was built in 1932.

•	1461 W. Sunset Boulevard for $7.8 million plus the associated closing costs and the acquisition fee payable to Manager. This acquisition was partly financed through the assumption of an existing loan of 3,980,000 provided by Opus Bank. 1461 W. Sunset Boulevard is a 24-unit mixed-use street retail and rent stabilized rental apartment building that was built in 1925.

Upon the acquisition of the Seed Assets and any other assets in the future, the Operating Partnership will pay an acquisition fee equal to 2.0% of the purchase price to the Manager. No warehousing fee will be paid to the Manager for the Seed Assets but for any future acquisition of properties from the Manager or any its affiliates, the Operating Partnership will pay a warehousing fee equal to a 1.50% spread above the Manager or affiliates’ cost of capital (per annum) with respect to the period of time the asset is warehoused plus any acquisition costs.

The Operating Partnership pays a property management fee equal to 5.0% of property level income to Nico Property Management LLC, a wholly owned subsidiary of the Sponsor. In addition, the Operating Partnership will pay the Manager an annual asset management fee equal to 1.50% which, until one year after the initial stockholders are admitted to the Company pursuant to the offering will be based on (i) the Company’s gross proceeds as of the end of each fiscal quarter, plus (ii) proceeds from future issuances of OP Units as of the end of each prior fiscal quarter; and thereafter will be based on the Operating Partnership’s net asset value (“NAV”) at the end of such fiscal quarter.

The contribution of the Seed Assets by the Seed Asset Owner in exchange for OP Units constitutes a transfer of nonmonetary assets by promoters. Accordingly, the Seed Assets will be included at the Seed Asset Owner’s historical cost in the Company’s financial statements.

NICO ECHO PARK, BENEFIT CORP.

Notes to Financial Statements

For the Period from April 19, 2019 (inception) through December 31, 2019

Rent Assistance Program

On April 9, 2020, the Sponsor established a rent assistance program (the “Program”) for the tenants of the Seed Assets to support community stability and to provide credit support to the residential and commercial tenants of the Seed Assets who have been impacted by the COVID-19 emergency. Eligible tenants may opt-in to participate in the Program by completing a survey and having a 1-on-1 call or video conference with a member of the Sponsor’s management team.

The Program has three components, which include (a) the option to apply the tenants’ security deposits towards any rent owed; (b) a community rent assistance fund and (c) community wealth grants.

The community rent assistance fund provides up to a maximum of $150,000 in direct cash assistance from the Sponsor to residents and commercial tenants who opt-in to the Program. These funds are available on a case-by-case basis for those who have opted in and already applied their security deposit towards rent. The Sponsor will not be reimbursed by the Company or Seed Asset Owner for these direct cash assistance payments to tenants. As of July 24, 2020, security deposits of $51,851 have been applied to rents and other charges due and community rent assistance of $75,584 has been granted by the Sponsor to tenants.

Under the community wealth grant program, the Company is offering each family unit or business who either remains current on rent or opts into the Program, a one-time grant of $1,000 of shares of common stock of the Company to such family unit or business (up to a total of approximately $100,000), which, in the aggregate, may result in the issuance of up to 10,527 shares of Class L common stock of the Company at a valuation of $9.50 per share. As of July 24, 2020, the Company granted $4,000 of shares of common stock to four residents.

Offering Proceeds

As of July 24, 2020, the Company has raised $153,990 of capital.

Neighborhood Property Partners I, LLC

Audited Financial Statements

December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

Neighborhood Property Partners I, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Neighborhood Property Partners I, LLC (the “Company”) as of December 31, 2019, and the related consolidated statements of operations, redeemable member’s equity and members’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Company’s auditor since 2019.

EISNERAMPER LLP

San Francisco, California

July 24, 2020

Neighborhood Property Partners I, LLC

Consolidated Balance Sheet

December 31, 2019

ASSETS
Real estate, at cost:
Land and land improvements	$6,635,531
Buildings and improvements	20,304,406
Furniture, fixtures and equipment	88,382
Construction in progress	133,459
Total	27,161,778
Less accumulated depreciation	(406,628)
Investments in real estate, net	26,755,150
Cash	1,557,931
Restricted cash	164,910
Straight-line and tenant receivables, net	12,219
Acquired intangible lease assets, net	151,868
Other assets	42,164
Total Assets	$28,684,242

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Mortgage notes payable, net	$13,130,430
Accounts payable and accrued liabilities	289,932
Due to affiliates	20,782
Security deposits	121,114
Deferred revenue	53,099
Below-market lease liability, net	839,608
Total liabilities	14,454,965

Redeemable member’s equity	3,000,000

Members’ equity:
Members’ equity	11,229,277
Total Liabilities and Members’ Equity	$28,684,242

The accompanying notes are an integral part of these consolidated financial statements.

Neighborhood Property Partners I, LLC

Consolidated Statement of Operations

Year Ended December 31, 2019

Revenues:
Rental income	$993,951
Other income	14,643
Total revenues	1,008,594

Expenses:
Operating expenses	163,812
Property taxes	178,558
Salaries and wages	57,813
General and administrative	88,671
Management fees – related parties	43,699
Depreciation and amortization	689,169
Total expenses	1,221,722

Loss from operations	(213,128)

Other expenses:
Interest expense, including amortization of deferred financing costs	(337,608)

Net loss	(550,736)

Net loss allocated to redeemable member’s equity	-
Net loss allocated to members of Neighborhood Property Partners I, LLC	$(550,736)

The accompanying notes are an integral part of these consolidated financial statements.

Neighborhood Property Partners I, LLC

Consolidated Statement of Redeemable Member’s Equity and Members’ Equity

For the Year Ended December 31, 2019

	Redeemable Member’s Equity	Members’ Equity
Balance – January 1, 2019	$-	$-
Members’ contributions	3,000,000	14,503,218
Members’ redemptions	-	(2,723,205)
Net loss	-	(550,736)
Balance – December 31, 2019	$3,000,000	$11,229,277

The accompanying notes are an integral part of these consolidated financial statements.

Neighborhood Property Partners I, LLC

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(550,736)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	689,169
Amortization of deferred financing costs	11,915
Straight line rent adjustment	(6,258)
Amortization of above- and below-market leases	(103,547)
Changes in operating assets and liabilities:
Tenant receivables	(5,961)
Other assets	(42,164)
Accounts payable and accrued liabilities	289,932
Due to affiliates	20,782
Deferred revenue	53,099
Tenant security deposits	121,114
Net cash provided by operating activities	477,345

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of real estate	(17,940,536)
Additions to real estate	(352,881)
Net cash used in investing activities	(18,293,417)

CASH FLOWS FROM FINANCING ACTIVITIES:
Mortgage note borrowings	9,358,489
Payment of deferred financing costs	(219,974)
Redeemable member’s contributions	3,000,000
Members’ contributions	10,123,603
Members’ redemptions	(2,723,205)
Net cash provided by financing activities	19,538,913

Net increase in cash and restricted cash	1,722,841
Cash and restricted cash at beginning of year	-
Cash and restricted cash at end of year	$1,722,841

Neighborhood Property Partners I, LLC

Consolidated Statement of Cash Flows (cont.)

For the Year Ended December 31, 2019

Supplemental Non-Cash Disclosure Information:
Mortgage note payable assumed in connection with property acquisition	$3,980,000
Issuance of Class A units in connection with property acquisition (Note 3)	4,379,615

Supplemental Disclosure of Cash Flow Information:
Interest expense paid	$278,693

Reconciliation of Cash and Restricted Cash:
Cash	$1,557,931
Restricted cash	164,910
Cash and restricted cash	$1,722,841

The accompanying notes are an integral part of these consolidated financial statements

Neighborhood Property Partners I, LLC

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2019

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Neighborhood Property Partners I, LLC (“Seed Asset Owner” or “Predecessor”, as applicable in the context) is a Delaware limited liability company formed on December 28, 2018 primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties in the neighborhoods of Echo Park, Silver Lake and proximate communities of Los Angeles, California.

The Predecessor commenced its operations effective January 1, 2019. As of December 31, 2019, the Predecessor owns three rental properties (collectively, the “Seed Assets”) located at 1461 W. Sunset Boulevard, 1412 Echo Park Avenue and 1650 Echo Park Avenue in Los Angeles, California. The Seed Assets are managed by Nico Property Management, LLC (the “Property Manager”), an affiliate of the Manager defined below.

The Predecessor is externally managed by Nico Asset Management, LLC (“Manager”), a Delaware limited liability company and a wholly owned subsidiary of The Neighborhood Investment Company (Nico), Inc., the Manager and Sponsor, respectively, of Nico Echo Park, Benefit Corp. (the “Company”), a newly organized Maryland benefit corporation formed primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Predecessor and the accounts of subsidiaries, consisting of the Seed Assets, over which the Predecessor has control, presented in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of consolidated revenues and expenses during the year. Actual results could differ from those estimates.

Cash

Cash is held in deposit accounts with third-party financial institutions, the balances of which, at times, exceed federally insured limits.

Neighborhood Property Partners I, LLC

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2019

Restricted Cash

Restricted cash represents escrows held for real estate taxes, insurance and capital expenditures as required by the lenders.

Allowance for Doubtful Accounts

The Predecessor evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. As of December 31, 2019, there was no allowance for doubtful accounts with respect to tenant receivables.

Investments in Real Estate

The Predecessor has determined that its acquisitions of commercial real estate constitute asset acquisitions. Transaction costs associated with the acquisition of a property, including broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are capitalized in an asset acquisition. Upon an asset acquisition, the purchase price of a property, together with capitalized transaction costs, are allocated to land and improvements, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management's estimate of the property's "as-if" vacant fair value. The "as-if" vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data, and other related information.

The allocation of the purchase price to intangible lease assets represents that value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from acquired leases being above or below management's estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases.

If any debt is assumed in an acquisition, the difference between the fair value and the face value (outstanding principal) of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed.

The results of operations for acquired properties are included in the consolidated statement of operations from their respective acquisition dates. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. The Predecessor expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building and land improvements, tenant improvements and intangible lease assets and liabilities, which are collectively referred to as "real estate assets," are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Neighborhood Property Partners I, LLC

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2019

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Land improvements	10 years
Buildings	30 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Development costs and construction in progress consist of the construction and soft costs attributable to property improvements. Such costs are capitalized during the development and construction phases and are included in the construction in progress account on the consolidated balance sheet. Depreciation commences when such improvements are placed in service.

Management evaluates the recoverability of its investments in real estate assets at the lowest identifiable level, the individual property level. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not deemed recoverable on an undiscounted basis and then also exceeds its fair value.

Deferred Financing Costs

Deferred loan costs represent commitment fees, legal and other third-party costs associated with the closing of a loan financing. Such costs associated with obtaining a mortgage note payable were capitalized and are being amortized over the term of the related debt using the straight-line method, which approximates the effective interest method. The balance of unamortized deferred financing costs on mortgage notes payable are subtracted from the balance of the corresponding mortgage note payable in the consolidated balance sheet. Amortization of these costs is included in interest expense in the consolidated statement of operations. If a loan is paid off prior to its original maturity date, any remaining unamortized costs will be charged to expense.

Redeemable Member’s Equity

Redeemable member’s equity in the mezzanine section of the consolidated balance sheet reflects a Class B member interest for which the Predecessor is contractually required to deliver units of a reorganized entity or cash to the exchanging Class B unit holder. The Predecessor records redeemable member’s equity at the greater of its carrying amount or redemption value of $3 million at the end of each reporting period.

Revenue Recognition

These consolidated financial statements reflect adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“Topic 606”) and Topic 842, Leases (“Topic 842”) from the Predecessor’s inception.

A majority of the Predecessor’s revenue is derived from residential and retail leases, which are accounted for as operating leases under Topic 842 and for which the Predecessor elected to account for both the lease and nonlease components as a single lease component because the timing and pattern of revenue recognition are generally the same.

Neighborhood Property Partners I, LLC

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2019

The Predecessor recognizes rental income from residential tenants on a straight-line basis over the term of the lease, which is not materially different from if it were recorded when due from residents and recognized monthly when earned in accordance with tenant lease agreements. Residential units are rented generally under lease agreements with terms of one year or less, renewable on an annual or monthly basis. Residential unit leases may include income related to such items as resident utility billing system (“RUBS”) income, parking, storage and pet fees that the Predecessor treats as a single lease component.

For retail units, the Predecessor recognizes rental revenue on a straight-line basis over the lease term when collectability is reasonably assured, and the tenant has taken possession or controls the physical use of the leased asset. Retail leases may include income related to common area maintenance charges such as reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses from retail units that the Predecessor also treats as a single lease component.

Any excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in straight line and tenant receivables on the consolidated balance sheet. Any amounts paid in advance by the tenants are recorded as deferred revenue on the consolidated balance sheet and are recognized as rental income in accordance with the Predecessor’s revenue recognition policy.

The Predecessor’s revenue subject to Topic 606 consists of other ancillary fees such as laundry income and miscellaneous income not related to leasing. Such revenue arises from a single performance obligation to transfer promised goods or services that is satisfied at a point in time when control is transferred to the customer. Accordingly, revenue is recognized when control is transferred to the customer in an amount that reflects the consideration the Predecessor expects to be entitled to in exchange for the good or service.

Advertising Costs

Advertising costs are expensed when incurred.

Income Taxes

No provision for income taxes is necessary in the consolidated financial statements of the Predecessor because the Predecessor elected to be treated as a partnership for U.S. federal and state income tax purposes and is therefore not subject to income tax at the entity level. All income and losses accrue directly to the members and are reported by them individually for tax purposes. Management is responsible for determining whether a tax position taken by the Predecessor is more likely than not to be sustained on the merits. The Predecessor has no material unrecognized tax benefits or uncertain income tax positions and therefore no interest or penalties associated with uncertain tax positions.

3.	PROPERTY ACQUISITIONS

On July 1, 2019, 1412 Echo Park Avenue was acquired for $9.0 million plus the associated closing costs from a seller that was co-managed by a principal of the Sponsor in return for cash of $4,709,069 and the issuance of 437,961.54 Class A member units valued at $4,379,615. This acquisition was partly financed by a $4,467,986 fixed rate loan (“1412 Echo Park Loan”) provided by Fannie Mae at closing. 1412 Echo Park Avenue is a 32-unit rent stabilized rental apartment building that was built in 1923.

On July 1, 2019, 1650 Echo Park Avenue was acquired for cash of $9.25 million plus the associated closing costs from a third-party seller. This acquisition was partly financed by a $4,890,503 fixed rate loan (“1650 Echo Park Loan”) provided by Fannie Mae at closing. 1412 Echo Park Avenue is a 29-unit rent stabilized rental apartment building that was built in 1932.

Neighborhood Property Partners I, LLC

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2019

On March 28, 2019, 1461 W. Sunset Boulevard was acquired for $7.8 million plus the associated closing costs from a third-party seller. This acquisition was partly financed through the assumption of an existing loan of $3,980,000 (“1461 W. Sunset Boulevard Loan”) provided by Opus Bank. 1461 W. Sunset Boulevard is a 24-unit mixed-use street retail and rent stabilized rental apartment building that was built in 1925.

The above properties are referred to as the “Seed Assets”. The purchase price, including closing costs, of these Seed Assets was allocated as follows:

	1412 Echo Park Avenue	1650 Echo Park Avenue	1461 W. Sunset Boulevard	Total
Land and land improvements	$2,631,438	$2,365,700	$1,622,793	$6,619,931
Building and building improvements	6,813,351	7,101,266	6,185,967	20,100,584
Furniture, fixtures and equipment	34,942	31,699	21,741	88,382
In-place lease intangibles	91,333	97,647	206,103	395,083
Above-market lease intangibles	-	-	42,750	42,750
Below-market lease intangibles	(482,380)	(249,042)	(215,157)	(946,579)
Mortgage loans payable assumed	-	-	(3,980,000)	(3,980,000)
	$9,088,684	$9,347,270	$3,884,197	$22,320,151

4.	ACQUIRED LEASE INTANGIBLES

Acquired lease intangibles assets, net
In-place lease value	$395,083
Above-market leases	42,750
437,833
Accumulated amortization	(285,965)
$151,868

Below-market leases intangibles
Below-market leases acquired	$946,579
Accumulated amortization	(106,971)
$839,608

Amortization of acquired below-market leases, net of acquired above-market leases, resulted in an increase in rental income by $103,547 for the year ended December 31, 2019. Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $282,541 for the year ended December 31, 2019. As of December 31, 2019, the Predecessor’s estimated annual amortization of acquired above-market leases, net of acquired below-market leases (a component of rental revenue), and the amortization of in-place leases (a component of depreciation and amortization expense), assuming no early lease terminations, are as follows:

Neighborhood Property Partners I, LLC

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2019

Year Ending December 31,	Below-market leases, net of Above-market Leases	In-Place Leases
2020	$(186,252)	$34,792
2021	(186,252)	34,792
2022	(183,473)	17,463
2023	(182,700)	4,442
2024	(78,432)	4,442

5.	mortgage NOTES payable, NET

The following table sets forth information regarding the Predecessor’s mortgages notes payable outstanding at December 31, 2019:

	December 31, 2019	Interest Rate	Maturity Date
1412 Echo Park Loan(1)	$4,467,986	3.98%	July 1, 2029
1650 Echo Park Loan(2)	4,890,503	3.98%	July 1, 2029
1461 Sunset Boulevard Loan(3)	3,980,000	4.50%	July 1, 2028
Total	13,338,489
Less: Deferred financing costs	(208,059)
Mortgage notes payable, net	$13,130,430

_______________________________

(1)	1412 Echo Park Loan requires interest only payment through July 1, 2020, at which time, monthly principal and interest payments of $21,279 will be due through maturity date. There are no extension options.
(2)	1650 Echo Park Loan requires interest only payment through July 1, 2020, at which time, monthly principal and interest payments of $23,292 will be due through maturity date. There are no extension options.
(3)	1461 Sunset Boulevard Loan requires interest only payment through June 1, 2023, at which time, monthly principal and interest payments based on LIBOR plus 2.30% will be due through maturity date. Interest rate during the amortization period shall be no greater than 8.75% per annum but no less than 4.5% per annum. There are no extension options.

John Chaffetz and Max Levine, who are officers of the Sponsor, have provided a guarantee for the repayment of these mortgages, which are secured by the Predecessor’s Seed Assets. There are no required financial covenants under these mortgages.

Contractual Maturities

The scheduled principal maturities of mortgage notes payable as of December 31, 2019 were as follows:

Year	Amount
2020	$77,705
2021	190,870
2022	226,947
2023	236,551
2024	245,561
Thereafter	12,360,855
$13,338,489

Neighborhood Property Partners I, LLC

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2019

6.	Related Party transactions

Property Management Fee and Reimbursement of Expenses

Nico Property Management, LLC (the “Property Manager”), an affiliate of the Manager, manages the operations of the Seed Assets for a fee equal to 5.0% of the gross income (excluding common area maintenance reimbursements). For the year ended December 31, 2019, the management fee was $43,699.

The Manager or the Manager’s affiliate, such as the Property Manager, are entitled to reimbursement of all expenses incurred by the Manager or Manager’s affiliate in the performance of its duties. The Company reimbursed the Manager for cost of building improvements, other assets, salaries and wages, general and administrative and other operating expenses amounting to $14,069, $15,794, $57,813, $5,338 and $34,190, respectively, of which, as of December 31, 2019, the aggregate amount the Predecessor owed to the Manager was $20,782.

7.	Members’ equity

As of December 31, 2019, the Predecessor has two classes of membership units consisting of Class A units and Class B units. Units are initially issued for a purchase price of $10.00 per unit or such other price as determined by the Manager in its sole and absolute discretion. Distributions and allocation of income or expenses are allocated amongst members based on their pro rata ownership interests.

Certain Class A unit holders elected to redeem their Class A units and withdrew as members effective July 1, 2019, which is shown as Members’ redemptions in the consolidated statements of equity and cash flows.

The Manager is vested with full, exclusive right, power and discretion to manage and control the business affairs of the Predecessor and to make all decisions affecting the affairs of the Predecessor. Only the Predecessor’s one Class B unit holder has the right to request to redeem its ownership interest in cash at a redemption amount of $3 million. For this reason, the Predecessor has classified the Class B unit holder’s interest as redeemable member’s equity, which is a form of mezzanine equity, in the consolidated balance sheet.

8.	fUTURE MINIMUM RENT

Retail units are leased to tenants under non-cancelable operating leases with expirations through 2028. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse the Seed Asset Owner for certain operating costs and real estate taxes.

Neighborhood Property Partners I, LLC

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2019

As of December 31, 2019, the future minimum cash rents to be received over the next five years and thereafter for non-cancelable operating leases for retail tenants are as follows:

2020	$126,894
2021	130,701
2022	79,499
2023	41,715
2024	42,966
Thereafter	168,275
$590,050

9.	COMMITMENTS AND CONTINGENCIES

Legal Matters

The Predecessor is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Predecessor which if adversely determined could have a material adverse impact on the Predecessor other than routine litigation arising in the ordinary course of business.

Environmental Matters

As an owner of real estate, the Predecessor is subject to various environmental laws of federal, state, and local governments. The Predecessor’s compliance with existing laws has not had a material adverse effect on its financial condition and results of operations, and the Predecessor does not believe it will have a material adverse effect in the future. However, the Predecessor cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on its current Properties or on properties that the Predecessor may acquire.

10.	SUBSEQUENT EVENTS

The Predecessor evaluated all events and transactions that occurred after December 31, 2019 through July 24, 2020, the date these financial statements were available to be issued and no events had occurred that require disclosure other than the ones disclosed below.

Merger Transaction

On May 6, 2020, the Company completed the acquisition/contribution of the Seed Assets owned by the Predecessor in a transaction (“Merger”) whereby the Predecessor converted to a limited partnership, and the Class A members of the Predecessor together with Class B member who holds a redeemable interest (“Redeemable Member’s Equity”), became the limited partners of the Operating Partnership and the Company became the sole general partner. All the Class A units and Class B units were converted to units of limited partnership interests in the Operating Partnership (“OP Units”) through a 1 to 0.95 split.

In connection with the Merger and in addition to the property management fee paid to the Property Manager, the Operating Partnership will pay an acquisition fee equal to 2.0% of the purchase price to the Manager. No warehousing fee will be paid to the Manager for the Seed Assets but for any future acquisition of properties from the Manager or any its affiliates, the Operating Partnership will pay a warehousing fee equal to a 1.50% spread above the Manager or affiliates’ cost of capital (per annum) with respect to the period of time the asset is warehoused plus any acquisition costs.

Neighborhood Property Partners I, LLC

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2019

In addition, the Operating Partnership will pay the Manager an annual asset management fee equal to 1.50% which, until one year after the initial stockholders are admitted to the Company pursuant to the offering will be based on (i) the Company’s gross proceeds as of the end of each fiscal quarter, plus (ii) proceeds from the issuance of OP Units as of the end of each fiscal prior quarter; and thereafter will be based on the Operating Partnership’s net asset value (“NAV”) at the end of such fiscal quarter.

Rent Assistance Program

On April 9, 2020 the Sponsor established a rent assistance program (the “Program”) for the tenants of the Seed Assets to support community stability and to provide credit support to the resident and commercial tenants of the Seed Assets who have been impacted by the COVID-19 emergency, who opt-in to participate in the Program by completing a survey and having a 1-on-1 call or video conference with a member of the Sponsor’s manager’s team.

The Program has three components, which include (a) the option to apply the tenants’ security deposits towards any rent owed; (b) a community rent assistance fund and (c) community wealth grants.

The community rent assistance fund provides up to a maximum of $150,000 in direct cash assistance from the Sponsor to residents and commercial tenants who opt-in to the Program. These funds are available on a case-by-case basis for those who have opted in and already applied their security deposit towards rent. The Sponsor will not be reimbursed by the Company or Seed Asset Owner for these direct cash assistance payments to tenants. As of July 24, 2020, security deposits of $51,851 have been applied to rents and other charges due and community rent assistance of $75,584 has been granted by the Sponsor to tenants.

Under the community wealth grant program, the Company is offering each family unit or business who either remains current on rent or opts into the Program, a one-time grant of $1,000 of shares of common stock of the Company to such family unit or business (up to a total of approximately $100,000), which, in the aggregate, may result in the issuance of up to 10,527 shares of Class L common stock of the Company at a valuation of $9.50 per share. As of July 24, 2020, the Company granted $4,000 of shares of common stock to four residents.

The impact of the coronavirus (“COVID-19”) outbreak on the financial performance of the Predecessor will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on demand for real estate properties such as those owned by the Predecessor. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Predecessor’s operating results may be materially adversely affected.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICO ECHO PARK, BENEFIT CORP.

By:	/s/ Max Levine, Chief Executive Officer
Date:	July 24, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Max Levine	Director, Chief Executive Officer and Treasurer	July 24, 2020
Max Levine	(Principal Executive Officer)

/s/ John Chaffetz	Director and Chief Operating Officer	July 24, 2020
John Chaffetz
/s/ Mark Chertok	Interim Chief Financial Officer and Interim Chief Accounting Officer	July 24, 2020
Mark Chertok	(Principal Financial Officer and Principal Accounting Officer)

/s/ Helen Leung	Director	July 24, 2020
Helen Leung

/s/ Megan Marini	Director	July 24, 2020
Megan Marini

/s/ Bruce Strohm	Director	July 24, 2020
Bruce Strohm